Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267126

PROSPECTUS SUPPLEMENT NO. 6

(to Prospectus dated October 26, 2022)

D-WAVE QUANTUM INC.

COMMON SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form S-1, effective as of October 26, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-267126).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the supplemental information attached to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of common stock, par value $0.0001 (“Common Shares”), are listed on the New York Stock Exchange (the “NYSE”) under the symbol “QBTS”. On January 6, 2023, the last reported sales price for the Common Shares on the NYSE was $1.10.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 21 of the Prospectus for a discussion of applicable information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2023.

Supplemental Information

The following discussion of D-Wave Systems Inc.’s (“D-Wave Systems,” “we” or “our”) results of operations and cash flows should be read together with D-Wave Systems’ audited annual financial statements for the years ended December 31, 2021 and 2020. All references are to U.S. dollars unless otherwise indicated.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

Revenue

Revenue increased $1.1 million, or 22%, to $6.3 million for the year ended December 31, 2021 as compared to $5.2 million for the year ended December 31, 2020. The increase in revenue was primarily driven by:

•	An increase of $1.4 million in professional services revenue related to the completion of certain customer deliverables of our remote systems located off-site;

•	An increase of $111,000 in our quantum computing as a service (“QCaaS”) revenue; and

•	A reduction of $350,000 in other revenue mainly due to the completion of a customer contract during the year ended December 31, 2020.

Cost of Revenue

Cost of revenue increased $835,000, or 91%, to $1.8 million for the year ended December 31, 2021 as compared to $915,000 for the year ended December 31, 2020. The increase in cost of revenue was primarily driven by:

•

An increase of personnel-related costs of $946,000 associated with providing services as a result of the growth of our professional services and our QCaaS offerings during the year ended December 31, 2021;

•	A reduction of $111,000 for the cost of other revenue during the year ended December 31, 2021.

Operating Expenses

Research and Development Expenses

Research and development expenses increased $5.0 million, or 24%, to $25.4 million for the year ended December 31, 2021 as compared to $20.4 million for the year ended December 31, 2020. The increase was primarily due to the completion of the Sustainable Development Technology Canada and BC Innovative Clean Energy (“SDTC”) project in 2020 that offset $7.4 million of our research and development expenses in 2020. The increase was also due to an increase of $2.4 million of personnel-related expenses, partially offset by a decrease of $1.2 million in stock-based compensation due to the recapitalization of D-Wave Systems in 2020, a decrease of $3.4 million in fabrication costs due to lower fabrication activities, and a decrease of $474,000 in depreciation costs.

General and Administrative Expenses

General and administrative expenses increased $310,000, or 3%, to $11.9 million for the year ended December 31, 2021 as compared to $11.6 million for the year ended December 31, 2020. The increase was primarily due to a $300,000 increase in personnel-related expenses and an increase in IT services of $321,000, partially offset by a decrease of $286,000 in professional services from legal and accounting consultants and a decrease of $25,000 in other expenses. Overall, our general and administrative expenses are aligned with prior year expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased $2.5 million, or 66%, to $6.2 million for the year ended December 31, 2021 as compared to $3.7 million for the year ended December 31, 2020. The increase was primarily due to an increase of $1.9 million in personnel-related costs, an increase of $197,000 in consulting fees to promote our cloud service offerings and an increase of $403,000 in conference expenses, trade shows and other marketing related events. The increase in personnel-related costs includes an increase of $107,000 in stock-based compensation as a result of additional head count to the sales and marketing team.

Other Income (Expense), net

Interest Expense

Interest expense decreased $3.6 million, or 67%, to $1.7 million for the year ended December 31, 2021 as compared to $5.3 million for the year ended December 31, 2020. The decrease was largely driven by the retirement of our interest-bearing convertible notes in April 2020. See Note 2 included in the notes to our audited consolidated financial statements for details regarding the retirement of our interest-bearing convertible notes.

Government Assistance

Government assistance decreased $4.9 million, or 40%, to $7.2 million for the year ended December 31, 2021 as compared to $12.0 million for the year ended December 31, 2020. The decrease was mainly driven by the deemed interest benefit associated with the Strategic Innovation Fund (“SIF”), loan secured during the year ended December 31, 2020. See Note 2 included in the notes to our audited consolidated financial statements for details regarding the government assistance programs.

Gain on Debt Extinguishment

During the year ended December 31, 2020, we recorded $3.9 million in gain on debt extinguishment largely driven by the extinguishment of our 2019 convertible notes due to a modification of the conversion feature, which resulted in a gain on our convertible debt, and the forgiveness of our loan with the Technology Partnership of Canada. We did not record any gain on debt extinguishment during the year ended December 31, 2021 as all of our convertible notes were transferred to DWSI Holdings Inc., a Canadian corporation and predecessor of D-Wave Systems (“Old DWSI”) in exchange of its common shares and they remained in existence under Old DWSI until the amalgamation on January 1, 2021 at which time they were automatically cancelled. See Note 2 included in the notes to our audited consolidated financial statements for details regarding the retirement of our interest-bearing convertible notes.

Gain on Settlement of Warrant Liability

During the year ended December 31, 2020, we recorded $7.8 million in gain on settlement of warrant liability largely driven by the transfer to Old DWSI of all then-outstanding warrants in exchange for its common shares and they remained in existence under Old DWSI until the amalgamation on January 1, 2021, at which time they were automatically cancelled. We did not record any gain on settlement of warrant liabilities during the year ended December 31, 2021 as no warrant conversion took place in 2021. See Note 2 included in the notes to our audited consolidated financial statements for details regarding the conversion of warrants.

Gain on Investment in Marketable Securities

During the year ended December 31, 2021, we recorded $1.2 million in gain on investment in marketable securities based on the valuation of D-Wave Systems’ recent $25 million financing. We did not record any gain on investment in marketable securities during the year ended December 31, 2020.

Other income (expense), net

Other income (expense), net decreased $2.2 million, or 73%, to $800,000 for the year ended December 31, 2021 as compared to $3.0 million for the year ended December 31, 2020. The decrease was largely driven by a reduction of prior period government assistance received from SDTC and BC Innovation Clean Energy for our research and development initiatives of $2.4 million, partially offset by the net impact of foreign exchange gains and losses of $200,000.

Cash Flows

Cash Flows Used in Operating Activities

Net cash used in operating activities during the year ended December 31, 2021 was $34.8 million, resulting primarily from a net loss of $31.5 million, adjusted for non-cash charges of $2.6 million in depreciation and amortization including amortization of operating right of use assets, $1.7 million in stock-based compensation, $1.9 million of other non-cash charges, and $1.2 million in working capital adjustments, which were offset by $7.1 million in government grants and $1.2 million in gain on investments.

Net cash used in operating activities during the year ended December 31, 2020 was $29.3 million, resulting primarily from a net loss of $10.0 million, adjusted for non-cash charges of $2.7 million in depreciation and amortization including amortization of operating right of use assets, $3.0 million in stock-based compensation, $5.1 million in interest expense on convertible notes, $748,000 of other non-cash charges and $7.1 million in working capital adjustments, which were offset by $12.0 million in government grants, $7.8 million in gain on settlement of our warrant liability and $3.9 million in gain on extinguishment of debt from our convertible notes.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the year ended December 31, 2021 was $2.0 million, representing additions of $1.8 million in property and equipment primarily related to the development and upgrade of our quantum computing systems and additions of $225,000 in intangible assets related to the implementation of a customized product life cycle management and material requirement management planning software.

Net cash used in investing activities during the year ended December 31, 2020 was $789,000 representing additions of $736,000 in property and equipment primarily related to the development of our quantum computing systems and additions of $53,000 in intangible assets.

Cash Flows Provided by Financing activities

Net cash provided by financing activities during the year ended December 31, 2021 was $24.9 million, primarily reflecting proceeds received from SIF.

Net cash provided by financing activities during the year ended December 31, 2020 was $43.1 million, primarily reflecting net proceeds from the issuance of Class B Preferred stock.